Exhibit 99.1

press release

ArcelorMittal makes US$5 million investment in H2Pro via XCarb™ innovation fund

25 January 2022, 20:00 CET

ArcelorMittal (‘the Company’) today announces it has made a US$5 million investment in H2Pro through its XCarb™ innovation fund, bringing the fund’s total investment commitments to US$180 million since its launch in March 2021.
The investment is part of a US$75 million Series B fundraise by H2Pro, with other investors including Temasek, Horizons Ventures, Breakthrough Energy Ventures and Yara.
H2Pro is developing a disruptive way of producing hydrogen from water. Similar to electrolysis, its technology, E-TAC (Electrochemical – Thermally Activated Chemical), uses electricity to split water into hydrogen and oxygen. Unlike conventional electrolysis however, hydrogen and oxygen are generated separately in different steps – an Electrochemical step and a Thermally Activated Chemical step.
The technology was developed at Technion, Israel Institute of Technology. E-TAC water splitting offers energy efficiency of over 95%, significantly higher than traditional water electrolysis technologies which typically deliver energy efficiency of around 70%. E-TAC is also expected to prove more cost effective than traditional electrolysis, with CAPEX costs anticipated to be broadly halved, alongside lower operational costs. H2Pro is targeting producing hydrogen at a cost of under US$2/kg by 2023, when its first commercial, megawatt scale project is anticipated to move into production, and at a cost of under US$1/kg by 2030.
H2Pro was founded in 2019 by three leading hydrogen experts from Technion, Dr. Hen Dotan, Professor Gideon Grader and Professor Avner Rothschild, and Talmon Marco. Talmon previously co-founded Viber, a messaging app which was acquired by Rakuten Inc. for US$900 million in 2014, and co-founded and led ride-hailing app Juno until it was bought by Gett Inc. for US$200 million in 2017.
Commenting, Pinakin Chaubal, chief technology officer, ArcelorMittal said:
“The potential green hydrogen holds to deliver deep decarbonisation of the steelmaking process is well understood. Although the technology required to directly reduce iron ore using hydrogen still needs to mature, the greater challenge with this new method of ironmaking is the cost and availability of the energy input – green hydrogen.

“Given H2Pro’s focus on developing a novel technology which aims to produce green hydrogen in an energy efficient manner at competitive costs, it is a very welcome and natural addition to our XCarb™ innovation fund investment portfolio. Although at an early stage, E-TAC is a very exciting technology and we look forward to working with the H2Pro team as it seeks to move it into commercial production.”
Talmon Marco, CEO, H2Pro added:
“Green hydrogen is one of a small number of tools in the world’s decarbonisation toolbox. To become a viable tool, green hydrogen needs to be cheaper -- much cheaper. Over the last couple of years, we’ve made tremendous progress and with this round of funding we’re not only on track to deliver on our promise of cheap green hydrogen technology, but we will also be able to setup manufacturing.”
H2Pro is the fifth investment ArcelorMittal has made through its XCarb™ innovation fund. The Company has previously invested:
•
An initial US$10 million in Heliogen,  a renewable energy technology company that focuses on ‘unlocking the power of sunlight to replace fossil fuels’, supplemented by a further US$10 million investment at the time of Heliogen’s recent IPO.

•	US$25 million in Form Energy, which is developing a breakthrough low-cost iron-air battery storage technology.
•	US$30 million in LanzaTech, a carbon recycling company with which ArcelorMittal has a €180 million carbon capture and re-use project underway at its steel plant in Ghent, Belgium.
•	And committed US$100 million over five years in Breakthrough Energy’s Catalyst program, an initiative Bill Gates founded to scale the technologies the world needs to reach net-zero emissions by 2050.
ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
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Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com